NEWS RELEASE

Yamana Acquires 90.6% of Viceroy Shares

Toronto, Ontario October 14, 2006 - Yamana Gold Inc. (Yamana) (TSX: YRI; AMEX: AUY; AIM: YAU) is pleased to announce that 49,035,591 common shares of Viceroy Exploration Ltd., representing 90.6% of the outstanding common shares, were tendered under Yamana’s Offer to acquire all of the Viceroy common shares. This result represents overwhelming support for the Offer. Yamana has determined that all of the conditions have been satisfied and has taken up and accepted for payment all of such shares. Yamana intends to issue Yamana common shares in payment for the tendered Viceroy common shares on October 18, 2006.

In order to allow for the remaining Viceroy common shares to be tendered to the Offer and facilitate the issue of Yamana common shares to the remaining Viceroy shareholders who have not tendered to date, Yamana has extended its Offer to purchase the balance of the Viceroy common shares to 5:00 p.m. (Toronto time) on October 27, 2006. This extension will also permit holders of certain warrants and other similar securities of Viceroy to exercise their warrants and similar securities and tender their Viceroy common shares to the Offer, thereby facilitating the ability of those holders to receive Yamana common shares. A notice of extension with respect to the Offer will be mailed on October 16, 2006.

Yamana has now achieved its target acquisition threshold and has initiated the required actions that will result in Yamana owning 100% of the Viceroy common shares.

About the Offer

On September 6, 2006, Yamana offered to acquire all of the outstanding Viceroy Shares including any Viceroy Shares that may become issued and outstanding during the period of the Offer upon the conversion, exchange or exercise of any securities of Viceroy that are convertible into or exchangeable or exercisable for Viceroy Shares. Under the terms of the Offer, Viceroy shareholders are offered 0.97 of a Yamana common share per Viceroy common share held. The terms and conditions of the Offer were complied with or waived prior to Yamana taking up Viceroy Shares under the Offer.

Yamana’s take-over bid circular and related documents in respect of the Offer were filed with the securities regulatory authorities in Canada and the United States on September 6, 2006 and a notice of extension of the Offer will be filed with these same regulatory authorities. Viceroy shareholders are advised to read these documents as they contain important information including the terms and conditions of the Offer and the procedures for depositing shares. Additional information about the Offer or copies of these documents may be obtained from Kingsdale Shareholder Services Inc. (Toll Free in North America 1-866-301-3460).

About Yamana

Yamana is a Canadian gold producer with significant gold production, gold and copper gold development stage properties, exploration properties, and land positions in Brazil, Argentina and Central America. Yamana expects to produce gold at intermediate company production levels in 2006 in addition to significant copper production by 2007. Company management plans to continue to build on this base through the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina and elsewhere in Latin America.

Forward Looking Statements

This news release contains “forward-looking statements”, within the meaning of Canadian securities legislation, concerning the business, operations and financial performance and condition of each of Yamana and Viceroy. Forward-looking statements include, but are not limited to, statements with respect to estimated production, synergies and financial impact of the Offer; the completion of the Offer, the benefits of the Offer and the development potential of Yamana’s properties (including Gualcamayo); the future price of gold and copper; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Yamana and Viceroy to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; variations in relative amounts of refractory, non-refractory and transition ores; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; the businesses of Yamana and Viceroy not being integrated successfully or such integration proving more difficult, time consuming or costly than expected; not realizing on the anticipated benefits from the Yamana/Viceroy transaction or not realizing on such anticipated benefits within the expected time frame; risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to in the current annual Management’s Discussion and Analysis and current Annual Information Form of each of Yamana and Viceroy filed with the securities regulatory authorities in Canada and available at www.sedar.com, and Yamana’s and Viceroy’s Annual Reports or Form 40-F filed with the United States Securities and Exchange Commission. Although management of each of Yamana and Viceroy has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Neither Yamana nor Viceroy undertakes to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

This news release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Yamana or Viceroy. Such an offer may only be made pursuant to an offer and take-over bid circular filed with the securities regulatory authorities in Canada. On September 8, 2006, Yamana filed an offer and take-over bid circular with Canadian provincial securities regulators. Yamana also filed with the U.S. Securities and Exchange Commission a Registration Statement on Form F-8 as well as a Schedule 14D-1F tender offer statement, both of which include the offer and take-over bid circular. Investors and security holders are urged to read the offer and take-over bid circular regarding the proposed business combination transaction because they contain important information. Investors may obtain a free copy of the offer and take-over bid circular and other documents filed by Yamana with the Canadian provincial securities regulators on SEDAR at www.sedar.com, and with the SEC at the SEC's website at www.sec.gov. The offer and take-over bid circular and these other documents may also be obtained for free on Yamana's website or by directing a request to Yamana.

For further information:

Yamana Gold Inc. Peter Marrone President and Chief Executive Officer +1 416 815-0220 Leslie Powers Director Investor & Public Relations +1 416 815-0220	Viceroy Exploration Ltd Patrick Downey President and Chief Executive Officer +1 604 669-4777